Exhibit 99.1

Pembina Pipeline Corporation Approves New Capital Projects and Announces 2018 Capital Program

(All financial figures are approximate and in Canadian dollars unless otherwise noted. This news release refers to adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA") which is a financial measure that is not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about adjusted EBITDA, see "Non-GAAP Measures" herein.)

CALGARY, Nov. 29, 2017 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced that its Board of Directors has approved approximately $400 million of new capital projects, as well as a capital program of approximately $1.3 billion for 2018.

"2017 has been a transitional year in Pembina's history," said Mick Dilger, Pembina's President and Chief Executive Officer. "Since the beginning of 2015, we have placed approximately $8 billion of predominately contracted assets into service, marking the culmination of an unprecedented growth strategy implemented in 2013. In addition, we also completed the largest corporate acquisition of our company's history during the year. We expect to continue this positive momentum into 2018, as we remain focused on completing the remaining growth portfolio and advancing our strategy of creating new market access for our customers. With increased size and scale, greater diversification and a broader service offering, the future is bright for Pembina. We are also excited to continue pursuing the expanded growth opportunities available to us in support of value creation for our shareholders."

New Capital Projects

Prince Rupert LPG Export Terminal

Pembina is pleased to announce that its Board of Directors has approved the development of the Company's previously proposed liquefied petroleum gas ("LPG") export terminal (the "Prince Rupert Terminal" or the "Project").

The Prince Rupert Terminal will be located on Watson Island, British Columbia on lands leased from a wholly-owned subsidiary of the City of Prince Rupert (the "City"). Through site assessments and engagement with key stakeholders, the Company has confirmed Watson Island as the ideal location for the Project to be developed and has executed definitive commercial agreements with the City.

"Since our initial announcement of potentially developing the Prince Rupert Terminal, we've worked diligently with municipal and other stakeholders and are now able to move forward with our final investment decision," said Stuart Taylor, Pembina's Senior Vice President, NGL & Natural Gas Facilities.

The Prince Rupert Terminal is expected to have a permitted capacity of approximately 25,000 barrels per day of LPG and is expected to be in service mid-2020, subject to Pembina receiving necessary regulatory and environmental approvals.

"We are very excited to progress the Prince Rupert Terminal and continue working with the local communities, stakeholders, First Nations and governments in the area," continued Mr. Taylor. "This Project will provide significant economic benefits to the Prince Rupert area including 150 to 200 construction positions and, once operational, it will create between 20 to 30 full-time positions in addition to generating annual property tax revenue and lease payments."

"We are thrilled to work with Pembina to finally get Watson Island back in business," commented Lee Brain, the Mayor of Prince Rupert. "What was once the story of economic downfall and hardship is now the story of prosperity and renewal. Getting Watson Island back on the tax roll has been the key priority of this council, and receiving this final investment decision from Pembina will provide us with additional lease and tax revenues to support community services and infrastructure."

Pembina has completed a class three estimate for the Project and due to minor scope changes, dock maintenance and additional site preparation the expected capital cost has been adjusted to $250 to $270 million. LPG supply for the Prince Rupert Terminal will primarily be sourced from Pembina's Redwater fractionation complex.

"Advancing the Prince Rupert Terminal, alongside continuing to progress our proposed integrated propylene and polypropylene production facility, is a meaningful step towards our strategy of providing new market solutions for our customers – helping to add incremental value to western Canadian hydrocarbons and ultimately increasing producer netbacks," concluded Mr. Taylor.

North Central Liquids Hub

In addition to the Prince Rupert Terminal, the Board of Directors have sanctioned the development of the North Central Liquids Hub ("North Central Liquids Hub"), which supports operations for the Cutbank Ridge Partnership ("CRP") within the world class Montney formation. This project is being advanced through Pembina's midstream limited partnership with Kohlberg Kravis Roberts & Co. L.P. ("Midstream Partnership"), in which the Company owns approximately a 46 percent interest. The estimated capital cost for this project is $320 million ($150 million net to Pembina) and is expected to be placed into service in late 2018. The North Central Liquids Hub will provide separation and stabilization of increased condensate volumes from CRP to support the recently in-service Sunrise and Saturn gas plants. The North Central Liquids Hub can also be further expanded to serve the future requirements of the CRP as well as other potential third-party producers. Additionally, the North Centrals Liquids Hub will be connected into Pembina's pipeline systems.

2018 Capital Expenditures

The Company expects to fund the approximately $1.3 billion 2018 capital program through internally generated cash flow and debt financing. Pembina's 2018 capital spending plan is expected to be allocated as follows:

($ millions)	2018 Budget
Conventional Pipelines	$540
Midstream	$260
Gas Services	$175
Joint Venture Working Interest Capital	$170
Oil Sands & Heavy Oil	$20
Proposed Value Chain Extension Projects(1)	$170
Other	$10
Total Capital Expenditures	$1,345
Less: Joint Venture Working Interest Capital	($170)
Add: Equity Contributions to Joint Venture Partnerships	$145
Total Capital Expenditures and Equity Contributions	$1,320
(1)	Capital budget shown in Canadian dollars based on an forecasted average U.S. foreign exchange rate of 0.78.

Conventional Pipelines

Pembina plans to spend approximately $540 million in its Conventional Pipelines business next year, 40 percent of its overall 2018 capital spending plan.

Pembina will allocate the majority of capital spending within its Conventional Pipelines business to completing the Phase IV and Phase V expansions of the Company's Peace and Northern pipeline systems. The Company expects to bring both projects into service in late 2018.

The 2018 capital budget for the Conventional Pipelines segment includes funds allocated to the right-of-way cleanup costs associated with Pembina's Phase III Expansion, which was placed into service at the end of the second quarter of 2017, as well as the Company's northeast British Columbia pipeline expansion and its Altares lateral, both of which were placed into service in October 2017. The associated cleanup costs that are budgeted to be spent in 2018 for the respective projects have been included in the previously announced final in-service capital costs.

Additional capital will be spent in the Conventional Pipelines segment on various improvements and upgrades to the communications, pipeline system monitoring and electrical and integrity programs designed to continue to support the safe and reliable operations of the growing business.

Midstream

In 2018, Pembina expects to spend $260 million, or 19 percent of the overall budget, in its Midstream business.

In Pembina's NGL Midstream business, the Company expects to spend $235 million in 2018, of which the largest single component will be approximately $80 million related to the initial development and construction of the Prince Rupert Terminal as well as approximately $30 million directed to the completion of the Burstall Storage Cavern. Additional spending within NGL Midstream will be directed towards progressing the Redwater cogeneration facility, completion of the Redwater rail yard expansion and liquids handling facilities, and other minor projects across the Redwater West and Empress East facilities.

In Pembina's Crude Oil Midstream business, Pembina expects to spend approximately $25 million in 2018, primarily focused on adding additional connectivity at Pembina's Edmonton Terminal and Canadian Diluent Hub.

Gas Services

Pembina plans to allocate approximately $175 million, or 13 percent, of its 2018 capital budget to new facilities within the Gas Services business. This includes the development and construction of a 100 million cubic feet per day ("MMcf/d") Duvernay II gas plant and additional infrastructure located at the Company's Duvernay Complex. Pembina anticipates bringing Duvernay II and the additional infrastructure into service mid to late 2019, subject to regulatory and environmental approval.

Oil Sands and Heavy Oil

Pembina expects to spend approximately $20 million, or approximately 2 percent, of its 2018 capital budget to the Oil Sands and Heavy Oil business, with all capital being directed towards system enhancements which will be added into the rate base of the associated pipeline system.

Joint Venture Working Interest Capital

Pembina plans to allocate approximately $170 million (net to Pembina), or approximately 13 percent of its 2018 capital budget to new facilities within the Company's joint venture partnerships. The majority of the spending will be directed to capital projects within the Midstream Partnership, including the completion of the second 200 MMcf/d gas processing train at Saturn, which is expected to be placed into service in the first half of 2018 and the construction of the North Central Liquids Hub. Of the $170 million expected capital, Pembina plans to contribute $145 million to the joint venture partnerships while the remaining capital will be funded by liquidity available within the joint venture entities.

Proposed value chain extension projects

Pembina is expecting to allocate $35 million (net to Pembina) to complete the front end engineering design ("FEED") for a proposed combined propane dehydrogenation ("PDH") and polypropylene ("PP") production facility (the "PDH/PP Facility"). Pembina and Kuwait's Petrochemical Industries Company K.S.C. are 50/50 joint venture partners of Canada Kuwait Petrochemical Company ("CKPC"). CKPC expects to complete the FEED process by late 2018.

The Company plans to spend approximately $135 million towards progressing its proposed Jordan Cove LNG project ("Jordan Cove"). Jordan Cove officially filed its application with the Federal Energy Regulatory Commission in September 2017 with the Company expecting an outcome during the second half of 2018. Pembina continues to focus on securing binding agreements for the long-term sale of natural gas liquefaction capacity at the export terminal, as well as securing the regulatory and environmental permits for both the terminal and the associated pipeline.

Commercial Update

On November 1, 2017, Pembina re-contracted approximately 220 MMcf/d at its Cutbank Complex with an existing anchor tenant under a new long-term, take-or-pay processing agreement. The new contract provides the Company with long-term revenue certainty and utilizes a large portion of the existing shallow and deep cut contract capacities which were due to expire. The agreement also demonstrates Pembina's commitment of working with its customers to provide low cost, safe and reliable services.

Closing Remarks

"We expect our 2018 results to benefit from the diligent work of our teams – which safely completed a robust capital program during the year – as well as the further integration of the acquired Veresen assets," said Mr. Scott Burrows, Pembina's Senior Vice President and Chief Financial Officer. "2018 will be an active year for us, as we focus on realizing the expected Veresen acquisition synergies, completing the remaining assets under construction as well as progressing our newly announced capital projects. Combined, these efforts are expected to deliver our target 2018 adjusted EBITDA of $2.55 to $2.75 billion of which greater than 85 percent is expected to be generated from fee-based assets. As a leading North American infrastructure company, we are better positioned to pursue large-scale growth opportunities and are excited to continue delivering top tier performance and realizing our expected transformational results," concluded Mr. Burrows.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport natural gas and various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. Pembina's preferred shares also trade on the Toronto stock exchange. For more information, visit www.pembina.com.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "would", "proposed", "estimate", "future", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: Pembina's corporate strategy; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions in relation to Pembina's 2018 capital spending plan for each of its business units; anticipated adjusted EBITDA and financial performance resulting from Pembina's capital expenditures; expectations around continuing producer activity and development; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; expectations regarding future demand for transportation services; expectations regarding synergies and integration of growth and development projects with Pembina's existing business and asset base; expectation around the receipt and timing of regulatory approvals; and expectations regarding domestic and international supply and demand factors and pricing for oil, natural gas and NGLs. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: the ability of Pembina and any required third parties to effectively engage with stakeholders; oil and gas industry exploration and development activity levels, and domestic and international supply and demand levels; the success of Pembina's operations; the ability of Pembina to successfully integrate the acquired business and assets; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support, that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected, that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner, that counterparties will comply with contracts in a timely manner, that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. These known and unknown risks and uncertainties, include, but are not limited to: the regulatory environment and decisions; the ability of Pembina to raise sufficient capital (or to raise sufficient capital on favourable terms) to fund future expansions and growth projects and satisfy future commitments; the continuation of completion of third-party projects; the failure to realize anticipated benefits of growth projects and acquisitions following completion due to integration issues or otherwise; failure to negotiate and conclude any required commercial agreements or failure to obtain project sanctioning; unforeseen events preventing the completion of growth projects or rendering them uneconomical to Pembina; reduced amounts of cash available for dividends to shareholders; increased construction costs, or construction delays, on Pembina's expansion and growth projects; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The purpose of the financial outlook contained herein is to give the reader an indication of the value to Pembina of the planned capital projects. Readers should be aware that the information contained in the financial outlook contained herein may not be appropriate for other purposes.

Non-GAAP Measures

In this news release, Pembina has used the term adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), which is a non-GAAP measure. Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of the issuer's ability to generate liquidity through cash flow from operating activities, and is also used by investor and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Adjusted EBITDA does not have any standardized meaning under International Financial Reporting Standards ("IFRS") and should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate this non-GAAP measure differently. Investors should be cautioned that this measure should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's financial reports, which are available on SEDAR at www.sedar.com and at www.pembina.com.

SOURCE Pembina Pipeline Corporation

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For further information: Investor Relations, Cameron Goldade, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 18:21e 29-NOV-17